

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 27, 2011

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit	Page No.
1.	Consent of KPMG LLP	3.
2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA	4.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) on Form S-8 of City National Corporation of our report dated June 27, 2011 with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 27, 2011



CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2010 and 2009	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2010	15

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 27, 2011

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Investments, at fair value:		
Cash equivalents	$ 30,243,786	$ 30,997,381
Mutual funds	265,591,282	230,377,254
Common stock	78,000,227	58,578,561
Preferred stock	25,810	640
Government and agency securities	—	194,376
Corporate debt	367,764	472,652
Common collective trusts	2,310,199	1,727,371
Other assets	42,442	10,003
Total investments	376,581,510	322,358,238
Receivables:		
Employer contribution	7,883,910	2,201
Employee contribution	—	8,607
Accrued interest	—	4,833
Notes receivable from participants	10,785,181	9,835,948
Total receivables	18,669,091	9,851,589
Noninterest-bearing cash	1,108,924	640,318
Net assets available for benefits before adjustment to contract value	396,359,525	332,850,145
Adjustment to contract value from fair value for fully benefit-responsive investment contracts	(132,703)	(67,242)
Net assets available for benefits	$ 396,226,822	$ 332,782,903

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Changes to net assets attributable to:		
Investment income:		
Interest	$ 563,931	$ 647,112
Dividends	7,385,547	5,819,357
Net appreciation in fair value of investments	46,757,293	45,649,148
Total investment income	54,706,771	52,115,617
Contributions:		
Employer	12,556,626	4,066,878
Participants	22,222,087	17,808,151
Total contributions	34,778,713	21,875,029
Deductions from net assets attributable to:		
Benefits paid to participants	21,563,584	13,453,678
Administrative expenses	131,194	73,250
Total deductions	21,694,778	13,526,928
Increase in net assets	67,790,706	60,463,718
Net assets available for benefits:		
Beginning of the year	332,782,903	272,319,185
Transfers to other plans	(4,346,787)	—
End of the year	$ 396,226,822	$ 332,782,903

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2010 and 2009, a profit sharing contribution of 3.72% and 0.00%, respectively, of each participant's eligible compensation was made. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $16,500 for 2010 and 2009. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for 2010 and 2009. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $1,450 and $1,048, respectively. During 2010 and 2009, the total amount forfeited was $384,737 and $592,727, respectively. During 2010 and 2009, $384,335 and $687,576, respectively, were used in accordance with Plan provisions as summarized above.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Withdrawal of previously contributed employee after-tax contributions and, effective December 14, 2010, employee rollover amounts is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions or rollover amounts, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and Plan provisions.

(Continued)

(f) ***Notes Receivable from Participants***

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2011 to November 2025 on outstanding loan balances for the year ended December 31, 2010. The terms of these loans cannot exceed 5 years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) ***Transfer Out***

City National Corporation acquired Reed, Connor & Birdwell (RCB) in December 2000. RCB as a member of the Company's controlled group was eligible to participate in City National's Profit Sharing Plan through June 30, 2010. As of that date, RCB was no longer a member of the Company's controlled group as defined in the Plan Document and therefore did not qualify as a Participating Employer under the Plan. RCB withdrew its participants' assets from the City National's Profit Sharing Plan and transferred the assets to RCB's own plan on July 1, 2010.

(i) ***Plan Amendments***

The Plan Document was amended effective January 1, 2010, to include an eligible automatic contribution arrangement (EACA), under which employees who do not have an affirmative election in effect regarding employee deferrals will be automatically enrolled in the Plan during the second pay period of employment. The amount of default employee deferrals for covered participants is 3% of eligible compensation for that pay period. The Company will match 50 cents for each dollar contributed under the EACA for each pay period. A covered participant will have a reasonable opportunity after receipt of the notice to make an affirmative election to either have no employee deferrals made or to have a different amount of employee deferrals made before the 3% employee deferral default is implemented. If the employee does not choose an investment fund(s), the employee's Plan account will be invested in the Plan's Qualified Default Investment Alternative (QDIA, the CNI Charter Multi-Asset I Fund). Effective December 14, 2010, the Plan was amended to allow participants to withdraw all or any portion of their employee rollover accounts while still employed. Effective December 14, 2010, the Plan was amended to allow participants to convert some or all amounts held in the Plan into a designated Roth account within the Plan. Certain restrictions on amounts eligible for Roth conversion apply to active participants, while terminated

(Continued)

participants may convert their entire account balances without restriction. Roth 401(k) conversions within the Plan are irrevocable and cannot be reversed.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

(b) Adoption of New Accounting Standards

In January 2010, the FASB issued ASC Update 2010-06, *Fair Value Measurements and Disclosures* (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlement information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance becomes effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Plan's financial statements.

In February 2010, the FASB issued ASC Update 2010-09, *Subsequent Events* (Topic 855): *Amendments to Certain Recognition and Disclosure Requirements*. This guidance: (i) incorporates the definition of the term "SEC filer" as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term "reissuance of financial statements" with "revised financial statements," which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of this guidance is effective immediately and did not have a material effect on the Plan's financial statements.

(Continued)

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-25, *Plan Accounting – Defined Contribution Pension Plans (TOPIC 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update)*. This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously loans were measured at fair value and classified as investments. This Update is effective for periods ending after December 15, 2010, with early adoption permitted, and is required to be applied retrospectively. ASU 2010-25 was adopted for the year ended December 31, 2010 and did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. The adoption of this guidance did not have a material impact on the Plan's financial statements.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) ***Investment Valuation and Income Recognition***

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund is valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(f) ***Administrative Expenses***

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through mutual fund servicing fees received by City National Bank from the mutual funds in which the Plan assets are invested. Beginning October 1, 2009, servicing fees received by City National Bank of approximately 8 basis points (0.08%) of the total market value of core mutual funds were rebated back to Plan participants.

(g) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 19% and 16% of the Plan's investments as of December 31, 2010 and 2009, respectively.

(3) Fair Value Measurements

Authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

(Continued)

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and cash equivalents: Valued at the NAV of shares held by the Plan at year-end.

Guaranteed investment contract (common collective trusts): Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see note 2(a)).

Corporate debt: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

Government and agencies securities: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2010 and 2009, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

Asset type	Fair value measurement as of December 31, 2010, using input type Level 1	Level 2	Level 3	Total
Cash equivalents	$ 30,243,786	$ —	$ —	$ 30,243,786
Mutual funds:				
Domestic large-cap equity	66,242,579	—	—	66,242,579
Domestic mid-cap equity	19,637,561	—	—	19,637,561
Domestic small-cap equity	52,826,495	—	—	52,826,495
Balanced funds	7,491,699	—	—	7,491,699
Fixed income	84,994,660	—	—	84,994,660
International equity	34,165,663	—	—	34,165,663
Commodities	232,625	—	—	232,625
Total mutual funds	265,591,282	—	—	265,591,282
Common stock:				
Banking	70,982,782	—	—	70,982,782
Other	7,017,445	—	—	7,017,445
Total common stock	78,000,227	—	—	78,000,227
Preferred stock	25,810	—	—	25,810
Corporate debt	—	367,764	—	367,764
Common collective trusts (1)	—	2,310,199	—	2,310,199
Other assets	42,442	—	—	42,442
Total investments	$ 373,903,547	$ 2,677,963	$ —	$ 376,581,510

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $2,177,496.

Asset type	Fair value measurement as of December 31, 2009, using input type Level 1	Level 2	Level 3	Total
Cash equivalents	$ 30,997,381	$ —	$ —	$ 30,997,381
Mutual funds:				
Growth funds	78,296,363	—	—	78,296,363
Bond funds	77,229,019	—	—	77,229,019
Value funds	36,626,697	—	—	36,626,697
Index funds	27,215,269	—	—	27,215,269
Blended funds	6,282,276	—	—	6,282,276
Other funds	4,727,630	—	—	4,727,630
Total mutual funds	230,377,254	—	—	230,377,254
Common stock:				
Banking	53,713,654	—	—	53,713,654
Other	4,864,907	—	—	4,864,907
Total common stock	58,578,561	—	—	58,578,561
Preferred stock	640	—	—	640
Corporate debt	—	472,652	—	472,652
Government and agencies securities	—	194,376	—	194,376
Common collective trusts (1)	—	1,727,371	—	1,727,371
Other assets	10,003	—	—	10,003
Total investments	$ 319,963,839	$ 2,394,399	$ —	$ 322,358,238

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $1,660,129.

(4) Investments

The following table presents the fair value of investments as of December 31, 2010 and 2009, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment		2010		2009
City National Corporation common stock	$	70,982,782	$	53,713,653
Dreyfus S&P 500 Index Fund #078		24,305,469		21,269,650
CNI Charter Funds Prime Money Market Fund #240		28,058,301		28,835,826
CNI Charter Gov't Bond Fund		30,067,878		28,917,622
American Europacific Growth-R4		21,459,903		18,855,704
CNI Charter Large Cap Value Equity – Instl #253		21,055,557		18,019,932
PIMCO Total Return CL A #005		21,818,993		20,817,476
Royce Value Plus Fd Sv CL#292		19,889,954		16,675,603
All other investments less than 5%		138,942,673		115,252,772
Total	$	376,581,510	$	322,358,238

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments appreciated (depreciated) in value by $46,757,293 and $45,649,148, respectively, as follows:

Investment		2010		2009
Mutual funds	$	26,977,139	$	46,856,292
Common stock		19,509,368		(1,374,683)
Preferred stock		1,390		173
Government and agency securities		5,624		(5,225)
Corporate debt		16,061		18,630
Common collective trust		40,705		33,058
Other		207,006		120,903
Total	$	46,757,293	$	45,649,148

(5) Party-In-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 396,226,822	$ 332,782,903
Less: Interest income on notes receivable from participants	4,229	—
Net assets available for benefits per the Form 5500	$ 396,222,593	$ 332,782,903

The following is a reconciliation of net increase in assets available for benefits between the financial statements and the Form 5500 at December 31, 2010 and 2009:

	2010
Net increase in assets per the financial statements	$ 67,790,706
Less: Interest income on notes receivable from participants	4,229
Net increase in assets per the Form 5500	$ 67,786,477

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	Cash equivalents:			
*	City National Bank	CNI Charter Prime Mny Mk Inst Fund	2,185,485	$ 2,185,485
*	City National Bank	CNI Charter Prime Mny Mkt Inst #240	28,058,301	28,058,301
		Total cash equivalents		30,243,786
	Corporate obligations:			
	BROOKFIELD REAL ESTA	BROOKFIELD REAL ESTATE SVCS UNITS	1,000	14,864
	CS FIRST BOSTON USA	CS FIRST BOSTON USA 6.125% 11/15/11	5,000	5,239
	DOW CHEMICAL CO	DOW CHEMICAL CO 5.800% 8/15/14	50,000	50,146
	DOW CHEMICAL CO	DOW CHEMICAL CO 6.650% 8/15/16	50,000	50,171
	ENERPLUS RESOURCES F	ENERPLUS RESOURCES FUND UNIT	1,000	30,840
	GENERAL MTRS ACCEP	GENERAL MTRS ACCEP 7.000% 10/15/11	19,000	19,427
	MORGAN STAN STEP CPN	MORGAN STAN STEP CPN 5.000% 10/15/30	200,000	197,077
		Total corporate obligations		367,764
	Preferred stock:			
	BANK OF AMER CORP 8.	BANK OF AMER CORP 8.625% SER MER PFD	1,000	25,810
		Total preferred stock		25,810
	Common stock:			
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500	56,125
	ABBOTT LABORATORIES	ABBOTT LABORATORIES COM	815	39,047
	ACCENTURE PLC COM	ACCENTURE PLC COM	75	3,637
	ACORDA THERAPEUTIC I	ACORDA THERAPEUTIC INC COM	500	13,630
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100	3,078
	AES CORP COM	AES CORP COM	10	122
	AETNA INC COM	AETNA INC COM	75	2,288
	AFLAC CORP COM	AFLAC CORP COM	100	5,643
	AGRIA CORP SPONSORED	AGRIA CORP SPONSORED ADR	1,000	1,920
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	48	142
	ALLEGHENY TECHNOLOGI	ALLEGHENY TECHNOLOGIES INC COM	75	4,139
	ALLERGAN INC COM	ALLERGAN INC COM	370	25,408
	ALLIED IRISH BANKS S	ALLIED IRISH BANKS SPONS ADR	30	26
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	1,261	31,057
	ALUMINUM CORP CHINA	ALUMINUM CORP CHINA LTD SPONS ADR	41	934
	AMAZON.COM INC COM	AMAZON.COM INC COM	15	2,700
	AMDOCS LTD ADR	AMDOCS LTD ADR	100	2,747
	AMERICA MOVIL S A DE	AMERICA MOVIL S A DE C V SER L ADR	120	6,881
	AMERICAN CAPITAL AGE	AMERICAN CAPITAL AGENCY CORP COM	2,000	57,480
	AMERICAN ELECTRIC PO	AMERICAN ELECTRIC POWER CO INC COM	275	9,895
	AMERICAN EXPRESS CO	AMERICAN EXPRESS CO COM	100	4,292
	AMERICAN SHARED HOSP	AMERICAN SHARED HOSPITAL SVC COM	1,500	4,230
	AMGEN INC COM	AMGEN INC COM	1,000	54,900
	AMICO GAMES CORP COM	AMICO GAMES CORP COM	5,000	190
	AMPHENOL CORP CL A	AMPHENOL CORP CL A	100	5,278
	AMR CORP COM	AMR CORP COM	400	3,116
	ANADIGICS INC COM	ANADIGICS INC COM	1,000	6,930
	ANGLOGOLD ASHANTI LT	ANGLOGOLD ASHANTI LTD ADR NEW	800	39,384
	ANNALY CAPITAL MGMT	ANNALY CAPITAL MGMT INC COM	2,000	35,840
	ANTIGENICS INC COM	ANTIGENICS INC COM	2,000	2,020
	ANWORTH MTG ASSET CO	ANWORTH MTG ASSET CORP REIT	85	595
	APACHE CORP COM	APACHE CORP COM	370	44,115
	APARTMENT INVT & MGM	APARTMENT INVT & MGMT CO CL A	100	2,584
	APOLLO INVESTMENT CO	APOLLO INVESTMENT CORP COM	2,000	22,140

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	APPLE INC COM	APPLE INC COM	2,484	$	801,239
	ARADIGM CORP COM	ARADIGM CORP COM	90		15
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	100		3,008
	ARIBA INC COM NEW	ARIBA INC COM NEW	8		188
	ARM HOLDINGS PLC SPO	ARM HOLDINGS PLC SPONS ADR	300		6,225
	ARTHROCARE CORP COM	ARTHROCARE CORP COM	300		9,318
	ARTISTDIRECT INC NEW	ARTISTDIRECT INC NEW COM	80		—
	ARUBA NETWORKS INC C	ARUBA NETWORKS INC COM	400		8,352
	AT & T INC COM	AT & T INC COM	1,141		33,523
	ATLAS PIPELINE PARTN	ATLAS PIPELINE PARTNERS L P INT	10,001		24,695
	ATMEL CORP COM	ATMEL CORP COM	400		4,928
	AVID TECH INC COM	AVID TECH INC COM	138		2,410
	BAIDU, INC. ADR	BAIDU, INC. ADR	10		965
	BAKER HUGHES INC COM	BAKER HUGHES INC COM	80		4,574
	BANCO BRADESCO S A S	BANCO BRADESCO S A SPONS ADR	1,742		35,345
	BANCO SANTANDER SA.	BANCO SANTANDER SA.	925		9,851
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	16,741		223,325
	BAXTER INTL INC COM	BAXTER INTL INC COM	520		26,322
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	1,575		126,173
	BEST BUY INC COM	BEST BUY INC COM	100		3,429
	BIOCUREX INC COM	BIOCUREX INC COM	9,500		618
	BITAUTO HLDGS LTD SP	BITAUTO HLDGS LTD SPON ADR	100		884
	BOEING COMPANY COM	BOEING COMPANY COM	75		4,895
	BRISTOL MYERS SQUIBB	BRISTOL MYERS SQUIBB CO COM	50		1,324
	BRISTOW GROUP INC CO	BRISTOW GROUP INC COM	160		7,576
	BROWN FORMAN CORP CL	BROWN FORMAN CORP CL B	100		6,962
	BUCKEYE TECHNOLOGIES	BUCKEYE TECHNOLOGIES INC COM	310		6,513
	BUFFALO WILD WINGS I	BUFFALO WILD WINGS INC COM	75		3,289
	BUILDING MATLS HLDG	BUILDING MATLS HLDG CORP COM	10		—
	CAMECO CORP COM	CAMECO CORP COM	600		24,228
	CAPSTEAD MORTGAGE CO	CAPSTEAD MORTGAGE CORP NEW REIT	1,000		12,590
	CARDINAL HEALTH INC	CARDINAL HEALTH INC COM	573		21,964
	CATERPILLAR INC COM	CATERPILLAR INC COM	150		14,049
	CELGENE CORP COM	CELGENE CORP COM	200		11,828
	CERNER CORP COM	CERNER CORP COM	140		13,264
	CHEVRON CORP COM	CHEVRON CORP COM	420		38,325
	CHILDREN'S PLACE COM	CHILDREN'S PLACE COM	200		9,928
	CHIMERA INVT CORP RE	CHIMERA INVT CORP REIT	1,150		4,727
	CHUBB CORP COM	CHUBB CORP COM	50		2,982
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	1,200		24,276
	CITADEL BROADCASTING	CITADEL BROADCASTING CORP	18		—
	CITIGROUP INC COM	CITIGROUP INC COM	47,101		222,788
*	CITY NATIONAL CORP C	CITY NATIONAL CORP COM	1,156,825		70,982,782
	CLIFFS NATURAL RESOU	CLIFFS NATURAL RESOURCES INC COM	130		10,141
	COACH INC COM	COACH INC COM	320		17,699
	COCA-COLA CO COM	COCA-COLA CO COM	65		4,275
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	1,036		75,928
	COLGATE PALMOLIVE CO	COLGATE PALMOLIVE CO COM	220		17,681
	COMCAST CORP NEW CL	COMCAST CORP NEW CL A	425		9,337
	COMSTOCK HOMEBUILDIN	COMSTOCK HOMEBUILDING COS CL A COM	400		460
	CONAGRA FOODS INC CO	CONAGRA FOODS INC COM	480		10,838
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	270		18,387
	CONSOLIDATED WATER C	CONSOLIDATED WATER CO INC COM	50		459
	CONVERTED ORGANICS I	CONVERTED ORGANICS INC COM	480		182
	COOPER TIRE & RUBBER	COOPER TIRE & RUBBER CO COM	150		3,537

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	CORNING INC COM	CORNING INC COM	1,955	$ 37,771
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	206	14,875
	COVIDIEN PLC COM	COVIDIEN PLC COM	25	1,142
	CREE INC COM	CREE INC COM	200	13,178
	CROCS INC COM	CROCS INC COM	1,000	17,120
	CUMMINS ENGINE INC C	CUMMINS ENGINE INC COM	20	2,200
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	835	29,033
	D R HORTON INC COM	D R HORTON INC COM	25	298
	DARDEN RESTAURANTS I	DARDEN RESTAURANTS INC COM	525	24,381
	DEEP ROCK OIL & GAS	DEEP ROCK OIL & GAS INC COM	101	—
	DELCATH SYS INC COM	DELCATH SYS INC COM	300	2,940
	DELL INC COM	DELL INC COM	60	813
	DISCOVERY LABORATORI	DISCOVERY LABORATORIES INC COM	1,333	4,439
	DOLBY LABORATORIES I	DOLBY LABORATORIES INC CL A	248	16,542
	DOW CHEMICAL CO COM	DOW CHEMICAL CO COM	61	2,083
	DR PEPPER SNAPPLE GR	DR PEPPER SNAPPLE GROUP INC COM	150	5,274
	DUKE ENERGY CORP NEW	DUKE ENERGY CORP NEW COM	1	18
	EAGLE MATERIALS INC	EAGLE MATERIALS INC COM	15	424
	EBAY INC COM	EBAY INC COM	420	11,689
	EBIX INC COM	EBIX INC COM	300	7,101
	EDISON INTERNATIONAL	EDISON INTERNATIONAL COM	940	36,284
	ELAN CORP PLC SPONS	ELAN CORP PLC SPONS ADR	500	2,865
	ELECTRONIC GAME CARD	ELECTRONIC GAME CARD INC COM	8,420	8
	EMC CORP MASS COM	EMC CORP MASS COM	250	5,725
	ENDO PHARMACEUTICALS	ENDO PHARMACEUTICALS HLDGS INC COM	200	7,142
	ENDOLOGIX INC COM	ENDOLOGIX INC COM	950	6,793
	ENI S P A SPONS ADR	ENI S P A SPONS ADR	25	1,094
	ENTEGRIS INC COM	ENTEGRIS INC COM	1,000	7,470
	ENTROPIC COMMUNICATI	ENTROPIC COMMUNICATIONS INC CIN	1,000	12,080
	EUROSEAS LTD COM	EUROSEAS LTD COM	100	369
	EXPRESS SCRIPTS INC	EXPRESS SCRIPTS INC COM	100	5,405
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	412	30,138
	FEDEX CORP COM	FEDEX CORP COM	50	4,651
	FIDELITY NATIONAL FI	FIDELITY NATIONAL FINANCIAL INC COM	750	10,260
	FINISAR CORP COM	FINISAR CORP COM	175	5,196
	FIRST REP BK SAN FRA	FIRST REP BK SAN FRAN CALIIF COM	100	2,912
	FLIR SYSTEMS INC COM	FLIR SYSTEMS INC COM	110	3,273
	FLOWSERVE CORP COM	FLOWSERVE CORP COM	22	2,623
	FLUOR CORP NEW COM	FLUOR CORP NEW COM	300	19,878
	FORD MOTOR CO DEL CO	FORD MOTOR CO DEL COM NEW	5,200	87,308
	FORTUNE BRANDS INC C	FORTUNE BRANDS INC COM	420	25,305
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	260	31,223
	FREESEAS INC COM	FREESEAS INC COM	60	224
	FRONTEER GOLD INC CO	FRONTEER GOLD INC COM	500	5,865
	FRONTIER COMMUNICATI	FRONTIER COMMUNICATIONS CORP COM	2,073	20,170
	FRONTLINE LTD ADR	FRONTLINE LTD ADR	1	25
	GARMIN LTD COM	GARMIN LTD COM	345	10,692
	GENERAL DYNAMICS COR	GENERAL DYNAMICS CORP COM	130	9,225
	GENERAL ELECTRIC CO	GENERAL ELECTRIC CO COM	13,485	246,641
	GENERAL MOLY INC COM	GENERAL MOLY INC COM	2,000	12,960
	GENERAL MOTORS CO CO	GENERAL MOTORS CO COM	100	3,686
	GENON ENERGY INC COM	GENON ENERGY INC COM	1	4
	GENVEC INC COM	GENVEC INC COM	1,000	560
	GIGAMEDIA LTD COM	GIGAMEDIA LTD COM	1,000	1,480
	GILEAD SCIENCES INC	GILEAD SCIENCES INC COM	2,045	74,111

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	GOLD RESERVE INC COM	GOLD RESERVE INC COM	1,000	$ 1,810
	GOLDMAN SACHS GROUP	GOLDMAN SACHS GROUP INC COM	1,536	258,294
	GOOGLE INC CL A	GOOGLE INC CL A	5	2,970
	GREAT PLAINS ENERGY	GREAT PLAINS ENERGY INC COM	1	19
	GREEN STAR ALTERNATI	GREEN STAR ALTERNATIVE ENERGY COM	4,988	40
	GS ENVIROSERVICES IN	GS ENVIROSERVICES INC COM	250	4
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	52,259	413,820
	HANCOCK FABRICS INC	HANCOCK FABRICS INC DEL COM	17	17
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	570	29,800
	HARTFORD FINANCIAL S	HARTFORD FINANCIAL SERVICES GRP COM	126	3,338
	HDFC BANK LTD ADR	HDFC BANK LTD ADR	1	167
	HERCULES OFFSHORE IN	HERCULES OFFSHORE INC COM	20	70
	HEWLETT PACKARD CO C	HEWLETT PACKARD CO COM	1,420	59,782
	HITTITE MICROWAVE CO	HITTITE MICROWAVE CORP COM	9	549
	HOME DEPOT INC COM	HOME DEPOT INC COM	100	3,506
	HOME SOLUTIONS AMERI	HOME SOLUTIONS AMERICA INC COM *DLST	10,000	60
	HOP-ON INC COM	HOP-ON INC COM	100,000	10
	ICICI BANK LTD SPONS	ICICI BANK LTD SPONS ADR	1	51
	ILLINOIS TOOL WORKS	ILLINOIS TOOL WORKS INC COM	75	4,005
	ILLUMINA INC COM	ILLUMINA INC COM	96	6,081
	IMMUCOR INC COM	IMMUCOR INC COM	435	8,626
	IMMUNICON CORP DEL C	IMMUNICON CORP DEL COM	6,000	144
	IMPALA PLATINUM HLDG	IMPALA PLATINUM HLDGS LTD SP ADR	100	3,539
	INFORMATICA CORP COM	INFORMATICA CORP COM	200	8,806
	INFOSPACE INC COM	INFOSPACE INC COM	3,000	24,900
	ING GROEP N V SPONS	ING GROEP N V SPONS ADR	50	490
	INTEL CORP COM	INTEL CORP COM	6,266	131,765
	INTERCONTINENTALEXCH	INTERCONTINENTALEXCHANGE INC COM	100	11,915
	INTERNATIONAL PAPER	INTERNATIONAL PAPER CO COM	15	409
	INTL BUSINESS MACHIN	INTL BUSINESS MACHINES CORP COM	245	35,956
	INTUITIVE SURGICAL I	INTUITIVE SURGICAL INC COM	45	11,599
	IRON MOUNTAIN INC CO	IRON MOUNTAIN INC COM	281	7,028
	ISIS PHARMACEUTICALS	ISIS PHARMACEUTICALS INC COM	1,225	12,397
	ITT CORP COM	ITT CORP COM	340	17,717
	IXYS CORP DEL COM	IXYS CORP DEL COM	60	697
	JACOBS ENGINEERING G	JACOBS ENGINEERING GROUP INC COM	39	1,788
	JEFFERIES GROUP INC	JEFFERIES GROUP INC NEW COM	175	4,660
	JOHN DEERE & CO COM	JOHN DEERE & CO COM	75	6,229
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	500	30,925
	JOY GLOBAL INC COM	JOY GLOBAL INC COM	200	17,350
	JPMORGAN CHASE & CO	JPMORGAN CHASE & CO COM NEW	700	29,694
	KINDER MORGAN MANAGE	KINDER MORGAN MANAGEMENT LLC COM	526	35,179
	KING PHARMACEUTICALS	KING PHARMACEUTICALS INC COM	300	4,215
	KRAFT FOODS INC CL A	KRAFT FOODS INC CL A	600	18,906
	KRISPY KREME DOUGHNU	KRISPY KREME DOUGHNUTS INC COM	540	3,769
	KROGER CO COM	KROGER CO COM	100	2,236
	KT CORPORATION SPONS	KT CORPORATION SPONS ADR	20	416
	LAS VEGAS SANDS CORP	LAS VEGAS SANDS CORP COM	600	27,570
	LENNAR CORP CL A	LENNAR CORP CL A	100	1,875
	LEVEL 3 COMMUNICATIO	LEVEL 3 COMMUNICATIONS INC COM	3,000	2,940
	LINDSAY MFG CO COM	LINDSAY MFG CO COM	1,000	59,430
	LOEWS CORP COM	LOEWS CORP COM	150	5,837
	LSI CORPORATION COM	LSI CORPORATION COM	10	60
	LULULEMON ATHLETICA	LULULEMON ATHLETICA INC COM	100	6,842
	MADDEN STEVEN LTD CO	MADDEN STEVEN LTD COM	325	13,559

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	MAKO SURGICAL CORP C	MAKO SURGICAL CORP COM	600	$ 9,132
	MANNKIND CORP COM	MANNKIND CORP COM	225	1,814
	MCDONALDS CORP COM	MCDONALDS CORP COM	181	13,894
	MDU RES GROUP INC CO	MDU RES GROUP INC COM	200	4,054
	MELA SCIENCES INC CO	MELA SCIENCES INC COM	3,000	10,050
	MERCK & CO INC NEW C	MERCK & CO INC NEW COM	1,500	54,060
	MESA AIR GROUP INC C	MESA AIR GROUP INC COM	4,000	66
	MGM RESORTS INTERNAT	MGM RESORTS INTERNATIONAL	200	2,970
	MGP INGREDIENTS INC	MGP INGREDIENTS INC COM	33	364
	MICROCHIP TECHNOLOGY	MICROCHIP TECHNOLOGY INC COM	100	3,421
	MICROMET INC COM	MICROMET INC COM	675	5,481
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	3,000	24,060
	MICROSOFT CORP COM	MICROSOFT CORP COM	833	23,237
	MILLICOM INTL CELLUI	MILLICOM INTL CELLULAR S A ADR	110	10,516
	MODUSLINK GLOBAL SOL	MODUSLINK GLOBAL SOLUTIONS I COM	10	67
	MOLSON COORS BREWING	MOLSON COORS BREWING CO CL B	75	3,764
	MORGAN STANLEY DEAN	MORGAN STANLEY DEAN WITTER & CO COM	101	2,757
	MOTOROLA INC COM	MOTOROLA INC COM	1,001	9,079
	MURPHY OIL CORP COM	MURPHY OIL CORP COM	320	23,856
	NABORS INDUSTRIES LT	NABORS INDUSTRIES LTD COM	600	14,076
	NATIONAL OILWELL VAR	NATIONAL OILWELL VARCO INC COM	100	6,725
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	17,500	105
	NCR CORP COM	NCR CORP COM	100	1,537
	NEKTAR THERAPEUTICS	NEKTAR THERAPEUTICS COM	13	167
	NEOGEN CORP COM	NEOGEN CORP COM	150	6,155
	NETFLIX.COM INC COM	NETFLIX.COM INC COM	50	8,785
	NETGEAR INC COM	NETGEAR INC COM	292	9,835
	NEWCREST MINING LTD	NEWCREST MINING LTD SPONS ADR	61	2,541
	NEWMONT MINING CORP	NEWMONT MINING CORP COM	250	15,358
	NILE THERAPEUTICS IN	NILE THERAPEUTICS INC COM	504	313
	NINTENDO LTD ADR	NINTENDO LTD ADR	200	7,266
	NORDSTROM INC COM	NORDSTROM INC COM	200	8,476
	NORTEL NETWORKS CP C	NORTEL NETWORKS CP COM	2	—
	NOVAGOLD RESOURCES I	NOVAGOLD RESOURCES INC COM	300	4,281
	NOVAVAX INC COM	NOVAVAX INC COM	1,750	4,253
	NUTRI/SYSTEM INC COM	NUTRI/SYSTEM INC COM	510	10,725
	NVIDIA CORP COM	NVIDIA CORP COM	3,000	46,200
	NYSE EURONEXT COM	NYSE EURONEXT COM	7,200	215,856
	OCCIDENTAL PETROLEUM	OCCIDENTAL PETROLEUM CORP COM	90	8,816
	OCLARO INC COM	OCLARO INC COM	3,600	47,340
	ONEOK INC NEW COM	ONEOK INC NEW COM	158	8,764
	ONEOK PARTNERS L P	ONEOK PARTNERS L P	109	8,666
	ORACLE CORP COM	ORACLE CORP COM	587	18,373
	OREXIGEN THERAPEUTIC	OREXIGEN THERAPEUTICS INC COM	1,150	9,292
	OSHKOSH CORPORATION	OSHKOSH CORPORATION	135	4,757
	OTELCO INC IDS	OTELCO INC IDS	2,000	36,360
	PALATIN TECHNOLOGIES	PALATIN TECHNOLOGIES INC COM	200	270
	PANERA BREAD CO CL A	PANERA BREAD CO CL A	25	2,530
	PEABODY ENERGY CORP	PEABODY ENERGY CORP COM	200	12,796
	PENN WEST ENERGY TRU	PENN WEST ENERGY TRUST COM	374	8,946
	PEPSICO INC COM	PEPSICO INC COM	50	3,267
	PETROCHINA CO LTD SP	PETROCHINA CO LTD SPONS ADR	10	1,315
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	1,595	60,355
	PETSMART INC COM	PETSMART INC COM	400	15,928

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	PFIZER INC COM	PFIZER INC COM	1,101	$ 19,279
	PHARMACYCLICS INC CO	PHARMACYCLICS INC COM	15,000	91,200
	PHARMATHENE INC COM	PHARMATHENE INC COM	5,000	21,150
	PNC FINANCIAL SERVIC	PNC FINANCIAL SERVICES GROUP INC COM	160	9,715
	POINT BLANK SOLUTION	POINT BLANK SOLUTIONS INC COM	19,000	4,370
	POPULAR INC COM	POPULAR INC COM	10,379	32,590
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	40	6,193
	POW ENTMT INC COM	POW ENTMT INC COM	5,000	1,700
	PRECISION CASTPARTS	PRECISION CASTPARTS CORP COM	230	32,018
	PREFERRED BANK COM	PREFERRED BANK COM	15	26
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	240	15,439
	PROLOGIS REIT	PROLOGIS REIT	625	9,025
	PRUDENTIAL FINANCIAL	PRUDENTIAL FINANCIAL INC COM	300	17,613
	PRUDENTIAL PLC ADR	PRUDENTIAL PLC ADR	200	4,172
	QIAO XING MOBILE COM	QIAO XING MOBILE COMM COM	1,000	4,060
	QUALCOMM INC COM	QUALCOMM INC COM	200	9,898
	QUALITY SYSTEMS INC	QUALITY SYSTEMS INC COM	201	14,034
	QUEPASA CORP COM	QUEPASA CORP COM	200	2,340
	RAMBUS INC COM	RAMBUS INC COM	1,000	20,480
	RESEARCH IN MOTION L	RESEARCH IN MOTION LTD COM	9	523
	RESOURCE CAPITAL COR	RESOURCE CAPITAL CORP COM	100	738
	RESVERLOGIX CORP COM	RESVERLOGIX CORP COM	200	475
	RF MICRO DEVICES INC	RF MICRO DEVICES INC COM	200	1,470
	ROPER INDUSTRIES INC	ROPER INDUSTRIES INC COM	500	38,215
	ROSS STORES INC COM	ROSS STORES INC COM	190	12,018
	ROWAN COMPANIES INC	ROWAN COMPANIES INC COM	125	4,364
	SAKS INC COM	SAKS INC COM	750	8,025
	SAMARITAN PHARMACEUT	SAMARITAN PHARMACEUTICALS INC COM	1,166	23
	SAN DIEGO TRUST BANK	SAN DIEGO TRUST BANK COM	800	12,800
	SANDRIDGE ENERGY INC	SANDRIDGE ENERGY INC COM	1,200	8,784
	SANGAMO BIOSCIENCES	SANGAMO BIOSCIENCES INC COM	900	5,976
	SCHLUMBERGER LTD N A	SCHLUMBERGER LTD N A ADR	140	11,690
	SCHWAB CHARLES CORP	SCHWAB CHARLES CORP COM	1,440	24,638
	SEADRILL LTD COM	SEADRILL LTD COM	1,000	33,920
	SENOMYX INC COM	SENOMYX INC COM	1,375	9,804
	SHAW GROUP INC COM	SHAW GROUP INC COM	100	3,423
	SIGNATURE GROUP HLDG	SIGNATURE GROUP HLDGS INC COM	16	12
	SILVER WHEATON CORP	SILVER WHEATON CORP COM	1,550	60,512
	SIRIUS XM RADIO INC	SIRIUS XM RADIO INC COM	7,500	12,226
	SKYEPHARMA PLC-SPONS	SKYEPHARMA PLC-SPONS ADR	1,850	765
	SKYPEOPLE FRUIT JUIC	SKYPEOPLE FRUIT JUICE INC COM	1,000	4,650
	SKYWORKS SOLUTIONS I	SKYWORKS SOLUTIONS INC COM	300	8,589
	SLM CORP COM	SLM CORP COM	383	4,822
	SMITH & WESSON HOLDI	SMITH & WESSON HOLDING CORP COM	2,000	7,480
	SONIC AUTOMOTIVE INC	SONIC AUTOMOTIVE INC CL A	14	185
	SOUTHWEST AIRLINES C	SOUTHWEST AIRLINES CO COM	100	1,298
	SPECTRUM PHARMACEUTI	SPECTRUM PHARMACEUTICALS INC COM	1,000	6,870
	SPRINT NEXTEL CORP C	SPRINT NEXTEL CORP COM	1,140	4,822
	ST JOE CORP COM	ST JOE CORP COM	400	8,740
	STARBUCKS CORP COM	STARBUCKS CORP COM	310	9,960
	STARPHARMA HLDGS LTD	STARPHARMA HLDGS LTD SP ADR	5,100	43,350
	STARWOOD PPTY TR INC	STARWOOD PPTY TR INC COM	370	7,948
	STATE STREET CORP CO	STATE STREET CORP COM	470	21,780
	STEEL DYNAMICS INC C	STEEL DYNAMICS INC COM	415	7,595
	SUPER MICRO COMPUTER	SUPER MICRO COMPUTER INC	500	5,770
	SYNOVUS FINL CORP CO	SYNOVUS FINL CORP COM	1,000	2,640

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	SYSCO CORP COM	SYSCO CORP COM	125	$ 3,675
	TAIWAN SEMICONDUCTOR	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	156	1,956
	TARGET CORP COM	TARGET CORP COM	650	39,085
	TASEKO MINES LTD COM	TASEKO MINES LTD COM	19,921	104,585
	TECHPRECISION CORP C	TECHPRECISION CORP COM	5,000	8,000
	TELEFONICA DE ESPANA	TELEFONICA DE ESPANA SA SPONS ADR	10	684
	TENET HEALTHCARE COR	TENET HEALTHCARE CORP COM	10,000	66,900
	TEVA PHARMACEUTICAL	TEVA PHARMACEUTICAL IND LTD SPON ADR	150	7,820
	TEXAS INSTRUMENTS IN	TEXAS INSTRUMENTS INC COM	1,300	42,259
	THE TRAVELERS COMPAN	THE TRAVELERS COMPANIES INC COM	675	37,604
	THOR INDUSTRIES INC	THOR INDUSTRIES INC COM	115	3,905
	TIDEWATER INC COM	TIDEWATER INC COM	10	538
	TJX COS INC COM	TJX COS INC COM	120	5,327
	TRIQUINT SEMICONDUCT	TRIQUINT SEMICONDUCTOR INC COM	1,100	12,859
	TYCO ELECTRONICS LTD	TYCO ELECTRONICS LTD COM	25	885
	TYCO INTERNATIONAL L	TYCO INTERNATIONAL LTD COM	25	1,036
	UNILEVER PLC SPONS A	UNILEVER PLC SPONS ADR NEW	580	17,910
	UNITEDHEALTH GROUP I	UNITEDHEALTH GROUP INC COM	225	8,125
	UNIVERSAL INSURANCE	UNIVERSAL INSURANCE HLDGS COM	1,500	7,305
	URBAN OUTFITTERS INC	URBAN OUTFITTERS INC COM	125	4,476
	US BANCORP DEL COM N	US BANCORP DEL COM NEW	500	13,485
	US GLOBAL NANOSPACE	US GLOBAL NANOSPACE INC COM	2,000	3
	VALE SA -SP ADR	VALE SA -SP ADR	440	15,211
	VALERO ENERGY CORP N	VALERO ENERGY CORP NEW COM	1,008	23,310
	VERIZON COMMUNICATIO	VERIZON COMMUNICATIONS COM	2,268	81,159
	VERTEX PHARMACEUTICA	VERTEX PHARMACEUTICALS INC COM	100	3,503
	VESTA INSURANCE GROU	VESTA INSURANCE GROUP INC COM	110	—
	VISIONCHINA MEDIA IN	VISIONCHINA MEDIA INC-ADS ADR	1,000	4,640
	VMWARE INC CL A COM	VMWARE INC CL A COM	50	4,446
	VODAFONE GROUP PLC S	VODAFONE GROUP PLC SPONS ADR	150	3,966
	WAL-MART STORES INC	WAL-MART STORES INC COM	100	5,393
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	641	24,044
	WELLPOINT INC COM	WELLPOINT INC COM	50	2,843
	WELLS FARGO & CO NEW	WELLS FARGO & CO NEW COM	2,860	88,631
	WENDY'S/ARBY'S GROUP	WENDY'S/ARBY'S GROUP INC CL A COM	200	924
	WESTERN DIGITAL CORP	WESTERN DIGITAL CORP COM	240	8,136
	WHIRLPOOL CORP COM	WHIRLPOOL CORP COM	177	15,714
	WILLIS GROUP HLDGS P	WILLIS GROUP HLDGS PLC COM	100	3,463
	WORTHINGTON INDUSTRI	WORTHINGTON INDUSTRIES INC COM	740	13,616
	XILINX INC COM	XILINX INC COM	200	5,796
	XL GROUP PLC COM	XL GROUP PLC COM	5	109
	XOMA LTD COM	XOMA LTD COM	66	339
	YAHOO! INC COM	YAHOO! INC COM	200	3,326
	YAMANA GOLD INC COM	YAMANA GOLD INC COM	100	1,280
	YELLOW MEDIA INC COM	YELLOW MEDIA INC COM	4,000	24,960
	YRC WORLDWIDE INC CO	YRC WORLDWIDE INC COM	200	744
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	200	9,810
	ZWEIG TOTAL CONTRA F	ZWEIG TOTAL CONTRA FD RTS 1/07/11	10,000	—
	CALL ON AAPL @ 320.00	CALL ON AAPL @ 320.00 12/31/10	(400)	(1,068)
	CALL ON CAT @ 85.00	CALL ON CAT @ 85.00 1/22/11	(100)	(885)
	CALL ON COP @ 65.00	CALL ON COP @ 65.00 1/22/11	(100)	(350)
	CALL ON LVS @ 21.00	CALL ON LVS @ 21.00 1/22/11	(500)	(12,350)
	CALL ON APA @ 170.00	CALL ON APA @ 170.00 1/22/11	500	25
	CALL ON C @ 7.50	CALL ON C @ 7.50 1/21/12	6,000	720
	CALL ON C @ 7.50	CALL ON C @ 7.50 1/21/12	5,000	600

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	CALL ON CSCO @ 20.00	CALL ON CSCO @ 20.00 2/19/11	10,000	$ 9,400
	CALL ON DANG @ 35.00	CALL ON DANG @ 35.00 6/18/11	1,000	2,000
	CALL ON ENDP @ 40.00	CALL ON ENDP @ 40.00 4/16/11	2,000	2,800
	CALL ON EP @ 17.50	CALL ON EP @ 17.50 1/22/11	2,000	20
	CALL ON ETFC @ 2.50	CALL ON ETFC @ 2.50 1/22/11	3,000	30
	CALL ON KBH @ 15.00	CALL ON KBH @ 15.00 1/19/13	6,000	14,520
	CALL ON LDK @ 20.00	CALL ON LDK @ 20.00 1/22/11	1,300	26
	CALL ON MA @ 370.00	CALL ON MA @ 370.00 1/22/11	5,000	550
	CALL ON NFLX @ 200.0	CALL ON NFLX @ 200.00 12/28/10	100	845
	CALL ON SLW @ 45.00	CALL ON SLW @ 45.00 1/22/11	2,500	675
	CALL ON UUP @ 22.00	CALL ON UUP @ 22.00 1/22/11	1,000	810
	CALL ON UUP @ 29.00	CALL ON UUP @ 29.00 1/22/11	1,000	10
	CALL ON YOKU @ 35.00	CALL ON YOKU @ 35.00 6/18/11	500	2,850
	IRVINE RCH CAL V/R	IRVINE RCH CAL V/R 0.220% 11/15/13	100,000	100,000
		Total common stock		78,000,227
	Common/collective funds:			
	MORLEY FIN STBL VLU	MORLEY FIN STBL VLU-50 BP FEE 25/25	95,925	2,310,199
		Total common/collective funds		2,310,199
	Mutual funds:			
	ALERIAN MLP ETF	ALERIAN MLP ETF	1,000	16,070
	ALLIANZ RCM GLOBAL H	ALLIANZ RCM GLOBAL HLTHCARE FD CL A	118	3,080
	ALPINE INTL RL ESTAT	ALPINE INTL RL ESTATE EQUITY FD CL Y	3,938	102,163
	AMER CENT GLOBAL GOL	AMER CENT GLOBAL GOLD FUND-INV# 98C	623	16,244
	AMERICAN BALANCED FU	AMERICAN BALANCED FUND CL R-4	100,399	1,798,153
	AMERICAN CAPITAL WOR	AMERICAN CAPITAL WORLD BOND FD #31	698	14,255
	AMERICAN CENTURY SMA	AMERICAN CENTURY SMALL CAP VALUE-ADV	1,745,840	15,677,643
	AMERICAN EUROPACIFIC	AMERICAN EUROPACIFIC GROWTH -R4	527,530	21,459,903
	AMERICAN/INVESTMENT	AMERICAN/INVESTMENT CO OF AMER -A#4	2,260	63,629
	AMERICAN/NEW WORLD F	AMERICAN/NEW WORLD FD-R4 # 2436	219,190	11,928,337
	ARBITRAGE FUND (THE)	ARBITRAGE FUND (THE)	506	6,369
	CALAMOS CONV & HIGH	CALAMOS CONV & HIGH INCOME FD SBI	2,000	25,320
	CALAMOS GROWTH & INC	CALAMOS GROWTH & INCOME FD CL A	287	9,024
	CALAMOS GROWTH FD CL	CALAMOS GROWTH FD CL A# 606	319,001	17,028,265
	CGM FOCUS FD #815	CGM FOCUS FD #815	220	7,650
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	150,996	1,611,122
*	CNI CHARTER DIVERSIF	CNI CHARTER DIVERSIFIED EQUITY CL N	15,653	208,343
*	CNI CHARTER FULL MAT	CNI CHARTER FULL MAT FXD INCM-N	41,834	443,854
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #257	2,860,883	30,067,877
*	CNI CHARTER HIGH YLD	CNI CHARTER HIGH YLD BD FD-INSTL#251	272,718	2,309,922
*	CNI CHARTER LG CAP V	CNI CHARTER LG CAP VAL EQTY-INST#253	2,494,734	21,055,557
*	CNI CHARTER LGE CAP	CNI CHARTER LGE CAP GWTH – INSTL #254	291,822	2,492,161
*	CNI CHARTER LTD MAT	CNI CHARTER LTD MAT F/I FD CL N	91,842	1,020,359
*	CNI CHARTER M/ASSET	CNI CHARTER M/ASSET INST SHR #259	500,688	5,392,407
*	CNI CHARTER RCB SMAL	CNI CHARTER RCB SMALL CAP VLU-INSTL	41,472	925,654
*	CNI CHARTER SOC RESP	CNI CHARTER SOC RESPONS EQ-N	16,189	154,927
	COHEN & STEERS INTL	COHEN & STEERS INTL RLTY FD -I	8,600	95,808
	COLUMBIA ACORN FUND	COLUMBIA ACORN FUND CL Z #492	516,566	15,595,134
	COLUMBIA MIDCAP VALU	COLUMBIA MIDCAP VALUE FD CL Z #983	109,319	1,471,436
	COLUMBIA TECHNOLOGY	COLUMBIA TECHNOLOGY FD CL Z	800	8,932
	CURRENCYSHARES AUSTR	CURRENCYSHARES AUSTRALIAN	50	5,133
	DIREXION DAILY TECH	DIREXION DAILY TECH BULL 3X ETF	200	9,100
	DIREXION SHS LARGE C	DIREXION SHS LARGE CAP BULL 3X ETF	100	7,150
	DODGE & COX BALANCED	DODGE & COX BALANCED FD #146	1,051	73,768
	DODGE & COX INTL STO	DODGE & COX INTL STOCK FD 1048	416	14,844
	DODGE & COX STOCK FU	DODGE & COX STOCK FUND #145	151	16,317

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	DREYFUS MIDCAP INDEX	DREYFUS MIDCAP INDEX FUND# 113	72,846	$ 2,030,956
	DREYFUS PREM EMERG M	DREYFUS PREM EMERG MKTS FD CL A #327	1,400	18,852
	DREYFUS S & P 500 IN	DREYFUS S & P 500 INDEX FD #078	702,877	24,305,469
	DREYFUS SMALL CAP ST	DREYFUS SMALL CAP STOCK INDEX FD #77	317,968	6,492,913
	EATON VANCE ENH EQTY	EATON VANCE ENH EQTY INC FD II ETF	2,000	24,420
	EATON VANCE SR FLOAT	EATON VANCE SR FLOATING-RATE FD SBI	2,000	32,440
	ETFS GOLD TRUST ETF	ETFS GOLD TRUST ETF	45	6,363
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	2,150	76,505
	FBR SMALL CAP FD CL	FBR SMALL CAP FD CL A # 4	363	18,084
	FIDELITY ADV HIGH IN	FIDELITY ADV HIGH INC ADVA FD A #258	1,612,018	16,007,338
	FIDELITY ADV TECHOLO	FIDELITY ADV TECHNOLOGY CL A 187	377,341	9,437,296
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	442	29,919
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FD	582	16,533
	FIDELITY SELECT HLTH	FIDELITY SELECT HLTH CARE PORT #63	95	11,797
	FIDELITY SELECT UTIL	FIDELITY SELECT UTILITIES GROWTH#6	223	10,790
	FIDELITY U S EQUITY	FIDELITY U S EQUITY INDEX PORT 650	566	25,187
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A # 801	489	22,691
	FMI LARGE CAP FUND	FMI LARGE CAP FUND	309	4,822
	FPA NEW INCOME FUND#	FPA NEW INCOME FUND# 78	1,608	17,450
	FRANKLIN TEMPLETON G	FRANKLIN TEMPLETON GLOBAL BOND-A 406	813,931	11,061,316
	GLOBAL X/INTERBOLSA	GLOBAL X/INTERBOLSA FTSE COL ETF	75	3,190
	GUGGENHEIM FRONTIER	GUGGENHEIM FRONTIER MARKETS ETF	75	1,833
	GUGGENHEIM TIMBER IN	GUGGENHEIM TIMBER INDEX ETF	3,859	79,611
	HARBOR BOND FUND – IN	HARBOR BOND FUND – INSTL #14	1,423	17,223
	HUSSMAN STRATEGIC GR	HUSSMAN STRATEGIC GROWTH FD # 601	1,234	15,162
	ING CLARION GLOBAL R	ING CLARION GLOBAL RL EST INCM SB	350	2,713
	ISHARES BARCLAYS TIP	ISHARES BARCLAYS TIPS BOND FUND	250	26,880
	ISHARES DJ SELECT DI	ISHARES DJ SELECT DIVID INDEX FD SBI	469	23,390
	ISHARES GOLD TRUST	ISHARES GOLD TRUST	300	4,170
	ISHARES IBOXX $INV	ISHARES IBOXX $INV GRADE CORP BD FD	200	21,688
	ISHARES MSCI BRAZIL	ISHARES MSCI BRAZIL INDEX FD	50	3,870
	ISHARES MSCI CHILE I	ISHARES MSCI CHILE INVESTABLE ETF	70	5,572
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	975	56,765
	ISHARES MSCI EMERGIN	ISHARES MSCI EMERGING MKTS INDEX SBI	100	4,764
	ISHARES S & P MIDCAP	ISHARES S & P MIDCAP 400 INDEX	2,328	211,126
	ISHARES S & P SMALL	ISHARES S & P SMALL CAP 600 INDEX	1,650	112,976
	ISHARES S&P 500 GROW	ISHARES S&P 500 GROWTH INDEX FD SBI	2,697	177,058
	ISHARES S&P GLOBAL T	ISHARES S&P GLOBAL TIMBER ETF	587	26,386
	KAYNE ANDERSON ENERG	KAYNE ANDERSON ENERGY TOT RET FD SBI	1,500	43,665
	KEELEY SMALL CAP VAL	KEELEY SMALL CAP VALUE FD-A	651	16,261
	LAZARD EMERGING MARK	LAZARD EMERGING MARKETS-OPEN # 652	483	10,714
	LEGG MASON PTRS CAPI	LEGG MASON PTRS CAPITAL FD CL C	4,468	88,551
	LOOMIS SAYLES BOND F	LOOMIS SAYLES BOND FUND RETAIL-1164	274	3,901
	MARKET VECTORS JR GO	MARKET VECTORS JR GOLD MINER ETF	75	2,992
	MARSICO GLOBAL FUND	MARSICO GLOBAL FUND	1,605	17,788
	MATTHEWS ASIA SMALL	MATTHEWS ASIA SMALL COMP	54	1,132
	MATTHEWS ASIAN GROWT	MATTHEWS ASIAN GROWTH & INCME #801	450	8,120
	MATTHEWS ASIAN TECHN	MATTHEWS ASIAN TECHNOLOGY FD-I806	62	608
	MATTHEWS CHINA FUND	MATTHEWS CHINA FUND # 804	1,582	46,433
	MATTHEWS INDIA FUND	MATTHEWS INDIA FUND # 808	494	10,610
	MATTHEWS PACIFIC TIG	MATTHEWS PACIFIC TIGER FD # 802	946	22,178
	MERIDIAN GROWTH FUND	MERIDIAN GROWTH FUND# 075	378	16,847
	MERIDIAN VALUE FUND	MERIDIAN VALUE FUND # 076	1,814	52,421
	MIDCAP SPDR TRUST SE	MIDCAP SPDR TRUST SERIES 1 ETF	700	115,276
	OAKMARK EQUITY & INC	OAKMARK EQUITY & INCOME FD #810	3,449	95,661
	OAKMARK GLOBAL FUND	OAKMARK GLOBAL FUND CL I #1674	1,138	25,579

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares	(e) Current value
	OPPENHEIMER INTL BON	OPPENHEIMER INTL BOND FD-A 880	24,637	$ 161,620
	PERRITT EMERG OPPORT	PERRITT EMERG OPPORTUNITIESFD	183	2,224
	PIMCO 1-5 YEAR US TI	PIMCO 1-5 YEAR US TIPS INX FD ETF	400	21,032
	PIMCO ALL ASSET ALL	PIMCO ALL ASSET ALL AUTH-D4319	1,811	19,002
	PIMCO ALL ASSET FD C	PIMCO ALL ASSET FD CL D	4,045	48,503
	PIMCO COMMOD REALRET	PIMCO COMMOD REALRETURN STRATG-D 377	2,082	19,117
	PIMCO CORPORATE OPPO	PIMCO CORPORATE OPPORTUNITY FD SBI	1,000	16,970
	PIMCO EMERGING LOCAL	PIMCO EMERGING LOCAL BOND-IS 332	8,376	89,203
	PIMCO EMERGING MKTS	PIMCO EMERGING MKTS BD INSTL-137	6,860	76,141
	PIMCO FOREIGN BOND F	PIMCO FOREIGN BOND FUND CL D # 307	1,365	14,234
	PIMCO REAL RETURN FD	PIMCO REAL RETURN FD CL A 4010	118	1,335
	PIMCO TOTAL RETURN C	PIMCO TOTAL RETURN CL A #4005	2,010,967	21,818,993
	POWERSHARES QQQ TR 1	POWERSHARES QQQ TR 1	100	5,446
	POWERSHRS WILDERHILL	POWERSHRS WILDERHILL CLN ENERGY SBI	30	312
	PROSHARES ULTRA BASI	PROSHARES ULTRA BASIC MATERIALS ETF	200	10,130
	PROSHARES ULTRAPRO S	PROSHARES ULTRAPRO S&P 500 ETF	10	2,049
	PROSHARES ULTRASHORT	PROSHARES ULTRASHORT EURO ETF	75	1,523
	PROSHARES ULTRASHORT	PROSHARES ULTRASHORT REAL ESTATE ETF	460	8,344
	ROYCE MICRO-CAP FD -	ROYCE MICRO-CAP FD -INV # 264	1,268	22,286
	ROYCE SPECIAL EQUITY	ROYCE SPECIAL EQUITY FUND 327	583	12,169
	ROYCE VALUE PLUS FUN	ROYCE VALUE PLUS FUND SV CL# 292	1,482,113	19,889,954
	RYDEX S&P EQUAL WEIG	RYDEX S&P EQUAL WEIGHTED INDEX SBI	2,500	118,275
	SCOUT INTERNATIONAL	SCOUT INTERNATIONAL FUND	495	16,036
	SPDR BARCLAYS CAPITA	SPDR BARCLAYS CAPITAL HIGH YIELD BON	1,920	76,243
	SPDR DB INTL GOV INF	SPDR DB INTL GOV INFL-PROTECTED ETF	130	7,554
	SPDR DOW JONES INDL	SPDR DOW JONES INDL AVRG ETF	100	11,563
	SPDR GOLD TRUST ETF	SPDR GOLD TRUST ETF	528	73,244
	SPDR S&P 500 ETF TRU	SPDR S&P 500 ETF TRUST	2,003	251,877
	T ROWE PRICE CAP APP	T ROWE PRICE CAP APPRECIATION FD #72	653	13,263
	T ROWE PRICE EMERGIN	T ROWE PRICE EMERGING MKTS STK #111	209	7,379
	T ROWE PRICE EQUITY	T ROWE PRICE EQUITY INCOME FD #71	29	686
	T ROWE PRICE HEALTH	T ROWE PRICE HEALTH SCIENCES FD 114	241	7,301
	T ROWE PRICE INTL BD	T ROWE PRICE INTL BD FUND # 76	2,166	21,547
	THIRD AVENUE VALUE F	THIRD AVENUE VALUE FUND # 440	80	4,164
	TWEEDY BROWNE GLOBAL	TWEEDY BROWNE GLOBAL VALUE FD# 001	675	16,071
	ULTRA OIL & GAS PROS	ULTRA OIL & GAS PROSHARES ETF	1	46
	ULTRA S&P 500 PROSHA	ULTRA S&P 500 PROSHARES ETF	30	1,442
	ULTRASHORT RUSSELL20	ULTRASHORT RUSSELL2000 GROWTH ETF	40	386
	ULTRASHORT TECHNOLOG	ULTRASHORT TECHNOLOGY PROSHA ETF	61	946
	UNITED STS NAT GAS F	UNITED STS NAT GAS FD LP ETF	1	6
	UTILITIES SELECT SEC	UTILITIES SELECT SECTOR SPDR FD SBI	1	31
	VANGUARD DIVIDEND AP	VANGUARD DIVIDEND APPREC INDEX ETF	215	11,316
	VANGUARD EMERGING MA	VANGUARD EMERGING MARKETS ETF	3,367	162,108
	VANGUARD EXTENDED MA	VANGUARD EXTENDED MARKET ETF	1,900	103,379
	VANGUARD REIT ETF	VANGUARD REIT ETF	50	2,769
	VANGUARD SMALL-CAP E	VANGUARD SMALL-CAP ETF	2,821	204,889
	VANGUARD TOTAL STOCK	VANGUARD TOTAL STOCK MARKET ETF	130	8,441
	VNGRD SPCL GOLD & PR	VNGRD SPCL GOLD & PREC METALS #53	519	13,881
	WISDOMTREE BRAZILIAN	WISDOMTREE BRAZILIAN REAL FD ETF	200	5,310
	WISDOMTREE EM SMALL	WISDOMTREE EM SMALL CAP ETF	110	5,995
	YACKTMAN FOCUSED FUN	YACKTMAN FOCUSED FUND # 190	497	8,791
	ZWEIG TOTAL RETURN F	ZWEIG TOTAL RETURN FUND	10,000	35,591
		Total mutual funds		265,591,282

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2010 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Number of shares		(e) Current value
	Other – assets:				
	ATLAS PIPELINE HOLDI	ATLAS PIPELINE HOLDINGS LP	1	$	15
	DORCHESTER MINERALS	DORCHESTER MINERALS L P INT	300		8,241
	INERGY L P INT	INERGY L P INT	226		8,868
	KINDER MORGAN ENGY P	KINDER MORGAN ENGY PARTNERS L P INT	200		14,052
	LINN ENERGY LLC LP	LINN ENERGY LLC LP	55		2,062
	TC PIPELINES LP	TC PIPELINES LP	177		9,204
		Total other – assets			42,442
	Participant loans	Participant loans (various maturity dates ranging from January 2011 to November 2025 and interest rates ranging from 4.25% to 10.00%)			10,780,952
	Adjustment to contract value from fair value for fully benefit-responsive investment contracts				(132,703)
				$	387,229,759

* Denotes party-in-interest asset.

See accompanying report of independent registered public accounting firm.